Exhibit 23.4
January 13, 2009
Stephen P. Jarchow
Chairman
Here Media Inc.
10990 Wilshire Boulevard
Penthouse
Los Angeles, CA 90024
Dear Mr. Jarchow:
     I hereby consent to be named in the Form S-4 registration statement to be filed with the Securities and Exchange Commission as an individual proposed to become a director of Here Media Inc. following the business combination of PlanetOut Inc., Here Networks LLC and Regent Entertainment Media Inc., pursuant to that certain Agreement and Plan of Merger, dated as of January 8, 2009, by and among PlanetOut Inc., Here Media Inc., HMI Merger Sub, and the HMI Owners and the HMI Entities referred to therein.

Very truly yours,
/s/ Phillip S. Kleweno
Phillip S. Kleweno